Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF COMPOSITION OF BOARD COMMITTEES

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 7 April 2017 in relation to Mr. Miao Jianmin’s resignation as a Non-executive Director of the Company and a member of the Nomination and Remuneration Committee with effect from 7 April 2017.

The board of directors of the Company (the “Board”) announces that following Mr. Miao Jianmin’s resignation, Mr. Wang Sidong, a Non-executive Director of the Company, has been appointed as a member of the Nomination and Remuneration Committee and has ceased to act as a member of the Strategy and Investment Decision Committee with effect from 13 April 2017.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 13 April 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie